Filed by AdvancePCS
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                                    Subject Company: AdvancePCS
                                                  Commission File No. 000-21447


On February 13, 2004, Caremark Rx, Inc. and AdvancePCS issued the following joint press release:

                Caremark Rx, Inc. and AdvancePCS Announce Date of
                    Stockholders' Meetings to Vote on Merger

NASHVILLE, Tenn. & IRVING, Texas--(BUSINESS WIRE)--Feb. 13, 2004--Caremark Rx, Inc. (NYSE: CMX) and AdvancePCS (Nasdaq: ADVP) today announced that each company will hold separate meetings of its stockholders on March 22, 2004, at which time AdvancePCS's stockholders will vote, among other things, to approve the merger between Caremark and AdvancePCS, and Caremark stockholders will vote, among other things, to approve the issuance of shares of Caremark common stock to AdvancePCS stockholders in the merger. Assuming stockholder approvals and the satisfaction of other customary closing conditions, the proposed merger is anticipated to close as soon as practicable after the meetings.

On February 13, 2004, the registration statement relating to the issuance of Caremark Rx, Inc. common stock in the merger transaction was declared effective by the Securities and Exchange Commission. Proxy statements for the respective stockholders' meetings are expected to be mailed on or about February 17, 2004 to all stockholders of Caremark Rx, Inc. and AdvancePCS as of February 5, 2004, the record date for each company.

On September 2, 2003, Caremark Rx and AdvancePCS announced the signing of a definitive merger agreement. Under the terms of the definitive agreement, Caremark Rx will acquire 100 percent of AdvancePCS's outstanding stock. AdvancePCS stockholders will receive value equivalent to 2.15 shares of Caremark Rx stock for each AdvancePCS share, to be paid in Caremark Rx stock (90 percent) and cash (10 percent). Following the transaction, Caremark Rx shareholders will own approximately 58 percent of the combined company and AdvancePCS stockholders will own approximately 42 percent of the combined company on a fully diluted basis.

About Caremark Rx, Inc.

Caremark Rx, Inc. is a leading pharmaceutical services company, providing comprehensive drug benefit services through its affiliate Caremark Inc. to over 1,200 health plan sponsors and their participants throughout the U.S. Caremark's clients include corporate health plans, managed care organizations, insurance companies, unions, government agencies and other funded benefit plans. The company operates a national retail pharmacy network with over 55,000 participating pharmacies, four state-of-the-art mail service pharmacies, the industry's only FDA-regulated repackaging plant and nineteen specialty distribution mail service pharmacies for delivery of advanced medications to individuals with chronic or genetic diseases and disorders.

About AdvancePCS

AdvancePCS (www.advancepcs.com) is the nation's leading provider of health improvement services. AdvancePCS offers health plans a wide range of health improvement products and services designed to improve the quality of care delivered to health plan members and manage costs.

The company's capabilities include integrated mail service and retail pharmacy networks, innovative clinical services, customized disease management programs, specialty pharmacy, outcomes research, information management, prescription drug services for the uninsured and online health information for consumers. AdvancePCS clients include Blue Cross and Blue Shield organizations, insurance companies and HMOs, Fortune 500 employers, Taft-Hartley groups, third-party administrators, state and local governments, and other health plan sponsors.

AdvancePCS is listed as both a Fortune 500 and a Fortune 500 Global company. AdvancePCS is ranked by Fortune magazine as one of America's 100 fastest-growing public companies and is included on the Forbes Platinum 400 list of best big companies. AdvancePCS earned the No. 3 spot on the Barron's 500 list of best performing companies.

Safe Harbor Statement

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially from the expectations of management. You are encouraged to consult the filings which each of Caremark Rx, Inc. and AdvancePCS make with the Securities and Exchange Commission for more information concerning such risks and uncertainties. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Additional information about Caremark Rx is available on the World Wide Web at http://www.caremark.com. Additional information about AdvancePCS is available on the World Wide Web at http://www.advancepcs.com.
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                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

         Caremark has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus and other relevant documents in connection with the proposed merger transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials because they contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the SEC at the SEC's website at . A free copy of the joint proxy statement/prospectus may also be obtained from Caremark Rx, Inc., 211 Commerce Street, Suite 800, Nashville, TN 37201 or AdvancePCS, 750 West John Carpenter Freeway, Suite 1200, Irving, TX 75039.

         Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed merger transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the AdvancePCS's fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.